Exhibit 8

May 11, 2020

Special Committee of the Board of Directors

Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, TX 77024

Re:    Non-binding proposal letter to the Board of Directors of Ranger Energy Services, Inc. dated March 12, 2020 (the “Proposal Letter”)

Gentlemen:

After much discussion, CSL Capital Management, L.P. and Bayou Well Holdings Company, LLC have determined not to pursue the possible acquisition of all of the outstanding publicly held shares of common stock of Ranger Energy Services, Inc. (“Ranger”) at this time, given the current macroeconomic environment and the volatility in the upstream oil and gas sector. We are therefore withdrawing our Non-Binding Offer (as defined in the Proposal Letter) effective immediately.

We appreciate the careful consideration the Special Committee of the Ranger Board of Directors has given to our Non-Binding Offer over the past several weeks, and for its time and attention in evaluating such. We are committed to our ongoing investment in Ranger and look forward to continued discussions about the future of Ranger with the Board of Directors of Ranger.

Sincerely,

CSL Capital Management, L.P.
By: CSL CM GP, LLC, General Partner

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Managing Member

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name:	Brett T. Agee
Title:	President & CEO